MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2011

INTRODUCTION

The following information, prepared as of August 11, 2011, should be read in conjunction with the unaudited consolidated interim financial statements (“Interim Financial Statements”) of Sprott Resource Lending Corp. (“SRLC” or the “Company”, formerly Quest Capital Corp.) as at June 30, 2011, and for the three and six months ended June 30, 2011 and 2010, and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

BUSINESS PROFILE AND STRATEGY

The Company specializes in bridge and mezzanine lending to precious and base metal mining and energy companies on a global basis. Headquartered in Toronto, Canada, the Company seeks to generate income from lending activities as well as realizing on the upside potential of bonus arrangements with borrowers which are generally tied to the underlying property or common shares of the borrower.

SRLC and Sprott Lending Consulting Limited Partnership (“Sprott LP”) (a wholly owned subsidiary of Sprott Inc.) entered into management and partnership agreements (see “Material Contracts” herein) allowing the Company to enhance the size and quality of deal flow by leveraging Sprott Inc.’s strong reputation in providing financing to companies operating in the resources sector.

Prior to entering into the management and partnership agreements with Sprott LP, the Company operated under the name Quest Capital Corp. and provided real estate loans in Canada.

RESOURCE LENDING

As a natural resource lender, the Company finances companies that operate in the precious and base metal mining and energy sectors. The Company may lend to any resource or energy related provider, but financing is available primarily to companies that are in late stage exploration and development, or early stage production, and may be provided in various forms as follows:

1.	Bridge loans, whereby interest payments are determined through a prescribed interest rate and are paid in a stated currency;

2.

Precious metals loans, whereby loan interest and/or principal payments are based on predetermined units of measurement of a stated precious metal (typically gold or silver). Payments are either received in a stated currency at the prevailing market price of the precious metal at the time of repayment, or through actual delivery of the stated precious metal units. The Company may also enter into separate financial contracts with third parties to limit or hedge its exposure to fluctuating commodity prices; and

3.	Other credit facilities, including convertible debt and standby lines of credit.

Lending criteria for resource loans are as follows:

Loan Terms	Precious Metals Loans	Bridge Loans
Principal amount	Typically $10 million - $20 million, but may not exceed $25 million, unless syndicated	Typically $5 million - $10 million, but may not exceed $25 million, unless syndicated

Purpose	Production expansion, working capital, construction, general corporate purposes, acquisitions	Production expansion, working capital, construction, general corporate purposes, acquisitions

Sectors	Mining (precious metals)	Mining (including precious and base metals) and energy

Rate	25% internal rate of return (prior to any hedging arrangements), plus approximately 5%-10% in bonus securities or cash	9%-12% per annum, plus approximately 5%- 10% in bonus securities or cash

Currency	Repayments in U.S. dollars based on the market price of the underlying commodity (e.g. product of a predetermined number of ounces of gold and the gold spot price)	Canadian or U.S. dollars

Term	Generally 12 to 36 months	Generally 6 to 24 months

Security	General security agreement and/or specific security	General security agreement and/or specific security

Security

Resource loans are generally secured by first or second priority charges against the underlying mineral rights and related assets of the borrower that, in the opinion of management, have a fair market value in excess of the amount advanced, as of the date of the commitment to fund the loan. For certain qualified borrowers, the Company may also extend a credit facility without having direct charges on collateral. The Company generally aims to provide loans where the loan does not exceed 50% of the security value. Additional security such as guarantees, general security agreements and assignments of contracts or sale agreements may also be taken. The specific nature of the security granted by each borrower is largely dependent on the value of the resource pledged as security, its value in relation to the loan and the nature of the resource or business, the income generated by the security and the financial strength of the borrower.

ADOPTION OF IFRS

The accompanying Interim Financial Statements for the three and six months ended June 30, 2011 have been prepared to reflect the Company’s adoption of IFRS, with effect from January 1, 2010. The financial statements subsequent to this report will be prepared in accordance with IFRS. Prior to adopting IFRS, the Company reported its financial results using Canadian generally accepted accounting principles (“GAAP”).

Note 5 of the Company’s Interim Financial Statements contains a description of the transition to IFRS, including a line-by-line reconciliation of the financial statements previously prepared under GAAP to those under IFRS for the three and six months ended June 30, 2010.

Notably, under IFRS, as at December 31, 2010 the Company’s book value per share was $1.60 versus $1.59 book value per share which was reported under GAAP. The IFRS adjustments are largely related to the Company recognizing income on impaired loans that was not recognized under GAAP. Income recognized on impaired loans may not all relate to cash received and should be reviewed in conjunction with the Company’s recording of loan loss expense.

NON-IFRS MEASURES

Return on equity (“ROE”) and return on assets (“ROA”) are commonly used measures to compare the performance of lenders, but do not have standardized meanings prescribed by IFRS. Therefore, they may not be comparable to similar measures presented by other companies. The Company calculates these measures as follows:

  ROE – annualized net income divided by average shareholders’ equity.

  ROA – annualized net income divided by average total assets.

Readers are cautioned not to view non-IFRS measures as alternatives to financial measures calculated in accordance with IFRS.

SECOND QUARTER 2011 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of SRLC’s financial performance as at June 30, 2011 and for the three and six months then ended, which was primarily attributed to the Company’s resource lending operations. This information should be read in conjunction with the “Results of Operations” section of this MD&A.

Table 1 – Selected Financial Information
($ thousands, except share and per share amounts)
	Three Months Ended		Six Months Ended
		June 30		June 30
	2011	2010	2011	2010
Net interest income	3,651	7,816	7,623	14,949
Loan loss expense	(1,301)	(5,923)	(2,290)	(9,752)
Gain on sale of loans and foreclosed properties	168	14	168	656
Syndication fees and other loan income	-	16	-	30
Other income	1,358	(49)	2,719	(49)
General and administrative expenses	2,760	2,564	8,212	5,099
Loss (income) before income taxes	696	(756)	(998)	613
Net income (loss)	681	(612)	(971)	552
Income (Loss) per share - basic and diluted	0.00	0.00	(0.01)	0.00
ROE - annualized[1]	1%	-1%	-1%	0%
ROA - annualized[1]	1%	-1%	-1%	0%

	June 30,	December 31,	Change from
	2011	2010	December 31, 2010
Cash and cash equivalents	87,497	107,689	-19%	(20,192)
Investments and securities held for trading	46,207	20,866	121%	25,341
Loans receivable	84,308	92,203	-9%	(7,895)
Total assets	251,113	251,993	0%	(880)
Total liabilities	3,284	4,670	-30%	(1,386)
Shareholders' equity	247,829	247,323	0%	506
Common shares outstanding	155,034,758	154,694,758	0%	340,000
Book value per share	1.60	1.60	0%	-
Impaired loans – net carrying value	27,355	87,911	-69%	(60,555)
Loan loss provision	9,502	32,142	-70%	(22,639)
Provision as a percentage of impaired loans	26%	27%	-4%	NA

1 See section “Non-IFRS Measures” for definitions.

As at June 30, 2011, $62 million in resource loans had been advanced and, subsequent to June 30, 2011, the Company has advanced a further $20 million in resource loans.

For the three months ended June 30, 2011, net interest income was $4.2 million lower than during the same period in 2010. This decline was due to a decrease in the principal and carrying balance of outstanding loans. The aggregate principal balance of real estate loans decreased due to the Company’s real estate loan monetization efforts. As a result, net interest income on performing loans decreased by $1.7 million for the three month period ended June 30, 2011, while income on impaired loans decreased by $2.8 million over the same period.

Net income (loss) increased by $1.3 million to $0.7 million for the three month period ended June 30, 2011 compared with a loss of $0.6 million in 2010, primarily the result of increases in Other income earned through the receipt of success and other financing fees in the form of bonus shares and warrants. In addition, lower salaries and benefits, and a decrease in loan loss expense on the existing real estate portfolio contributed to this result. For the three months ended June 30, 2011, costs related to the transition from real estate lending were $0.2 million primarily related to remediation bonuses and severance. Basic and diluted loss per share was $0.00, remaining unchanged from 2010.

Investments and securities held for trading increased by $25.3 million or 121% to $46.2 million as at June 30, 2011 compared to December 31, 2010. The increase was primarily due to investment in a series of bonds held through Canadian chartered financial institutions. The Company also received shares and warrants through resource loan activity. This increase was partially offset by the mark-to-market valuation of these securities at June 30, 2011.

The Company continued to monetize its legacy real estate loan portfolio and originate resource loans and as a result performing loans increased from $4.3 million as at December 31, 2010 to $57.0 million as at June 30, 2011.

The Company’s total liabilities as at June 30, 2011 were $3.3 million, a decrease of $1.4 million from December 31, 2010. This was due primarily to a decrease in accruals for employee remediation bonuses, severance, legal, and audit expenses.

DIVIDEND UPDATE

The Company’s Board of Directors has approved payment of a quarterly dividend of $0.01 per common share on September 9, 2011 to shareholders of record at the close of business on August 24, 2011. The Company hereby notifies its shareholders that it will designate the full amount of such dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada). The Company will consider increasing its dividend in line with the growth and performance of its resource loan portfolio.

OUTLOOK

The financial outlook over 2011 is guided by the Company’s continued growth in resource lending, the ability to continue to generate resource loans and the continued monetization of its legacy real estate portfolio. The Company is encouraged by the growth of its resource loan portfolio to date, and income generated from existing resource loans is expected to result in operating cash earnings moving forward in 2011. It should be noted that the values of shares and warrants received in conjunction with the Company’s lending activities may be subject to volatility as a result of price movements in resource and energy markets and the market value of the securities of the relevant issuers.

As of August 11, 2011, the Company has entered into over $80 million in resource loans and has a further $31 million in funding commitments to resource industry borrowers.

During the past few months, the Company saw a strong flow of lending opportunities and remains encouraged by the continued level of potential transaction activity. With approximately $128 million in available cash deposits and liquid investments, the Company is well positioned to take advantage of opportunities that meet the Company’s resource lending criteria.

During the past three months, management continued to monetize a substantial portion of the Company’s legacy real estate portfolio. Management originally targeted the substantial completion of its real estate monetization by mid 2011, however given the nature and size of the remaining real estate portfolio, the exact timing for monetizing is difficult to accurately predict. Management will continue to market its real estate portfolio.

RESULTS OF OPERATIONS

Table 2 - Condensed Income Statement
($ thousands)
	Three Months Ended June 30				Six Months Ended June 30
		2011		2010		2011		2010
Interest and other income	$	%	$	%	$	%	$	%
Interest income on performing loans	2,134	62	3,803	210	3,225	45	7,342	129
Interest income on non-performing loans	1,239	36	4,013	222	3,840	53	7,746	136
Other interest income	278	8	-	-	558	8	-	-
Loan loss expense, net of recoveries	(1,301)	-38	(5,923)	-328	(2,290)	-32	(9,752)	-171
Gain (loss) on sale of loans and foreclosed properties	168	5	14	1	168	2	656	11
Syndication fees and other income	938	27	(99)	-5	1,713	24	(280)	-5
	3,456	100	1,808	100	7,214	100	5,712	100

General and administrative expense
Salaries and benefits	618	22	1,425	56	3,016	37	2,681	53
Stock-based compensation	479	17	349	14	1,043	13	893	18
Legal and professional services	187	7	247	10	672	8	484	9
Management services	742	27	-	-	1,273	16	-	-
Other expenses	734	27	543	21	2,208	27	1,041	20
	2,760	100	2,564	100	8,212	100	5,099	100

Net income (loss) before income taxes	696		(756)		(998)		613
Income tax expense (recovery)	15		(144)		(27)		61
Net income (loss)	681		(612)		(971)		552

Net (loss) income and comprehensive (loss) income

For the three months ended June 30, 2011, the Company had net income of $0.7 million compared to a net loss of $0.6 million for the same period in 2010. The increase was primarily the result of income earned through the receipt of success and other financing fees in the form of bonus shares and warrants, a decrease in the loan loss provision required on the existing real estate portfolio, and lower salaries and benefits. The impacts of these items were partially offset by lower amounts of interest income on performing and non-performing loans.

Interest income on performing loans

Interest income on performing loans includes loan interest at the stated loan rate, plus loan origination and commitment fees net of originators’ fee expense. Fees received may include cash and/or securities of the borrower. Interest is calculated using the effective interest rate method.

Interest income on performing loans decreased by $1.7 million or 44% to $2.1 million for the three month period ended June 30, 2011 compared with $3.8 million for June 30, 2010. The decrease for the period was due to the fact that there was a 27% decrease in the average carrying value of performing loans receivable from $77.6 million in 2010 to $57.0 million in 2011.

Interest income on non-performing loans

Under IFRS, the Company continues to record loan interest and income on impaired loans. As described further in the notes to the Interim Financial Statements, interest on impaired loans is calculated using the effective interest rate of the loan, but is applied against the impaired loan carrying value rather than the original loan carrying value. The amounts recorded as interest on impaired loans should be viewed in conjunction with the amounts recorded as loan loss expense.

Interest income on non-performing loans decreased by $2.8 million or 69% from $4.0 million for the three month period ended June 30, 2010 to $1.2 million for the same period in 2011. This was due primarily to the decrease in the impaired carrying value of the loans by 77%, offset by income generated by the sale of three of the impaired loans in the second quarter of 2011.

Other interest income

Other interest income is classified as income that does not correspond to interest earned on performing or non performing loans. This income would include interest earned from financial institutions on cash held in interest earning accounts or for other fees and revenues earned on loans. Other interest income remained relatively unchanged for the period ended June 30, 2011 at $0.3 million compared with $0.02 for the same period in 2010.

Loan loss expense, net of recoveries

The Company recorded $1.3 million in loan loss expense for the three month period ended June 30, 2011, a decrease of $4.6 million compared to the same period in 2010. The expense recorded in 2011 was entirely for real estate loans and primarily for interest recorded on impaired loans. As described further in the notes to the Interim Financial Statements, under IFRS the Company continues to record interest income on impaired loans, and then provide a loan loss expense upon the assessment of discounted cash flows for each loan. This additional provision was offset by a recovery during the sale of some loans in the remediation process. Management assessed all four resource loans and concluded that no provision was necessary.

In establishing the Company’s loan loss provisions, management estimates the net realizable value of properties and other assets taken as security on loans. This is outlined in greater detail in the section entitled “Credit quality and impaired loans.” The use of independent appraisals and the process by which management estimates the value of security are subject to significant measurement uncertainty, especially in volatile economic times. There may be significant differences between management’s best estimate of assets, real estate or other security values used to establish a loan loss provision and the ultimate value realized on such security.

Syndication fee and other income

Syndication fee and other income increased by $1.0 million and totaled $0.9 million for the three month period ended June 30, 2011, compared to the same period in 2010. This increase was primarily due to other financing fees received in the form of bonus shares.

Salaries and benefits

The $0.6 million expense recorded for salaries and benefits during the three month period ended June 30, 2011 was a decrease of $0.8 million or 57% compared with the same period in 2010. This was primarily the result of a decrease in bonuses and the number of employees in the Company after the transition in operations.

Legal and professional services

Legal and professional services expense remained relatively unchanged decreasing by $0.06 million to $0.2 million for the three month period ended June 30, 2011, from $0.3 million for the same period in 2010.

Management services

Pursuant to the Partnership Agreement with Sprott LP (see “Material Contracts”), the Company accrued $0.7 million for resource lending management services for the three months ending June 30, 2011 , which represents a fixed annual management fee and a primary distribution based on Partnership net assets. Since the contract was entered into, the Company has accrued $1.3 million for distributions which are payable to Sprott LP and are included in accounts payable and accrued liabilities on the Consolidated Balance Sheet.

An annual incentive fee based on Partnership net income was not recorded by the Company in the three months ended June 30, 2011, as the Partnership incurred a net loss. As a result of the Partnership’s net loss in 2010 and the first and second quarters 2011, the Company has a contractual right to offset any future incentive fees earned by Sprott LP, based on future Partnership net income, by $1.1 million; the Company will only realize this benefit when the Partnership generates sufficient profit.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses remained relatively unchanged for the three month period ended June 30, 2011 compared with the same period in 2010.

Income tax expense (recovery)

The Company recognizes a future income tax asset if the realization of non-capital tax losses, which can be used to reduce future taxable earnings, is more likely than not. Management believes that existing tax loss carry-forwards will be utilized under the Company’s current business operations; however, consideration must be given to the objective verifiable evidence in determining whether the utilization of tax loss carry-forwards is more likely than not. Where cumulative net losses have been incurred in recent years, this is a significant piece of objective negative evidence which is difficult to overcome. With two years of consecutive accounting losses under the Company’s real estate loans, there is no objective evidence that existing future income tax assets will be realized, and therefore the Company continues to record a full provision of $25.6 million against all future tax assets as at June 30, 2011.

As at June 30, 2011, the Company has $29.6 million of non-capital tax loss carry-forwards which are available to reduce future taxable income. The first of these tax loss carry-forwards, $19 thousand, does not expire until 2028 and remaining tax loss carry-forwards do not expire until 2029 and beyond.

During the three months ended June 30, 2011, the expense of $15 thousand was as a result of the Company’s foreign operations which related to the origination and reversal of temporary U.S. tax differences.

CASH FLOW FROM OPERATIONS

Table 3 - Condensed Statement of Cash Flows
($ thousands)
	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Cash flows from (used in) operating activities
Net income (loss)	681	(612)	(971)	552
Resource lending activities:
Interest income on performing loans	(2,134)	-	(3,225)	-
Interest payments received	1,377	-	2,022	-
Income, net of realized loss, on bonus shares/warrants acquired through financing fees	(1,195)	-	(2,214)	-
Deferred loan origination fees	275	-	415	-
Proceeds on sale of bonus shares and warrants	482	-	482	-
Net loan fundings	(17,800)	-	(57,676)	-

Real estate lending activities:
Interest income on impaired loans, net of interest payments received, loan loss expense and other	52	1,260	(785)	(263)
Proceeds on sale of loans and repayments, net of fundings	31,496	21,284	59,521	74,403

Other items not affecting cash	1,127	829	1,804	984
	14,361	22,761	(627)	75,676

Cash flows from (used in) financing activities	459	(14,303)	459	(37,543)
Cash flows from (used in) investing activities	(20,000)	-	(20,008)	(8)
Changes due to foreign exchange on cash held in subsidiaries	(1)	-	(16)	-
(Decrease) increase in cash and cash equivalents	(5,181)	8,458	(20,192)	38,125
Cash and cash equivalents - beginning of period	92,678	34,349	107,689	4,682
Cash and cash equivalents – end of period	87,497	42,807	87,497	42,807

Resource lending

Cash used in resource lending increased by $19.0 million to $19.0 million for the three month period ended June 30, 2011 as compared to $nil for the same period in 2010 given the Company’s new strategy to transition from real estate loans to resource loans. The primary use of cash was the funding of a resource loan in the second quarter of 2011.

Real estate lending

Cash from real estate lending increased by $9.0 million for the three month period ended June 30, 2011 as compared to the same period in 2010 due to the monetization efforts employed since the change in business strategy away from real estate lending to resource. This increase is primarily due to four larger dollar value loans sold or repaid during the second quarter of 2011 versus 6 loans in the same period of 2010.

Other items not affecting cash

These balances are comprised of items within net income (loss) that have no affect on cash flow. They are principally made up of stock based compensation, foreign exchange gains and losses and unrealized gains or losses on fair market valuation of current investments. Other items not affecting cash increased by $0.3 million for the period ended June 30, 2011 versus the same period in 2010 primarily due to stock based compensation and unrealized gains and losses on the fair market valuation of current investments.

Financing activities

Cash from financing activities were $0.5 million compared to a use of cash of $14.3 million for the three month period ended June 30, 2011 as compared to the same period in 2010 respectively. This was due to a normal course issuer bid in the second quarter of 2010 where the Company repurchased 10 million shares. In contrast, $0.5 million of stock options were exercised in the second quarter of 2011.

Investing activities

Cash used in investing activities increased by $20.0 million for the three month period ended June 30, 2011 as compared to the same period in 2010 due to the purchase of short term bonds and liquid investments through a Canadian chartered financial institution.

FINANCIAL POSITION

Table 4 - Condensed Consolidated Balance Sheets
($ thousands)
	June 30, 2011		December 31, 2010
	$	%	$	%
Cash and cash equivalents	87,497	35	107,689	43
Investments and securities held for trading	46,207	18	20,866	8
Loans receivable	84,308	34	92,203	37
Foreclosed properties held for sale	30,797	12	29,807	12
Equity method investments	632	-	413	-
Other assets	1,672	1	1,015	-
Total Assets	251,113	100	251,993	100

Liabilities	3,284	1	4,670	2
Shareholders’ equity	247,829	99	247,323	98
Total liabilities and shareholders’ equity	251,113	100	251,993	100

Cash deposits

Cash deposits include cash balances with Canadian chartered financial institutions and exclude restricted cash. The Company’s cash balance as at June 30, 2011 decreased by $20.2 million from December 31, 2010 primarily due to funding of resource loans largely offset by proceeds received through loan monetization (principal repayments and proceeds on sales of loans and foreclosed properties), as well as a transfer of funds into a series of bonds held at a financial institution.

Investments and securities held for trading

Investments and securities held for trading increased by $25.3 million or 121% to $46.2 million as at June 30, 2011 compared to December 31, 2010. The increase was primarily due to investment in a series of bonds held through a Canadian chartered financial institution. The Company also received shares and warrants upon the completion of three resource loans and through other financing fees. This increase was partially offset by the mark-to-market valuation of these securities at June 30, 2011.

Investments and securities held for trading as at June 30, 2011 include:

i)	deposits in two Canadian chartered financial institutions which hold a series of bonds in short term and liquid investments; and

ii)

common shares and warrants received as structuring and commitment fees for resource loans; management expects such shares to be a common feature of future resource loans. These securities allow the Company to participate in any potential market value appreciation of the borrower. The common shares held by the Company as at June 30, 2011 trade on public stock exchanges and the number of shares held represents neither a significant percentage interest in the borrower’s equity, nor a significant holding as compared to average daily trading volumes, and are therefore considered liquid. While warrants are not publically traded, management believes that a market does exist for them and these securities are therefore considered liquid.

The following table summarizes the Company’s investment and securities held for trading:

Table 5 – Investment and Securities Held for Trading
(Fair value in $ thousands)
			June 30, 2011
			Fair
			Value

Corporate and government bonds			$40,149

Common Shares:		Closing	Fair
Issuer	Number of shares held	Share Price	Value
Mandalay Resources Corporation	1,785,938	$0.79	$1,411
African Minerals Limited	140,556	£5.10	$1,109
Armistice Resources Cop.	754,330	$0.38	$287
Red 5 Limited	5,000,000	$0.12	$600
Timmins Gold Corp.	236,232	$2.35	$555

Total fair value of common shares held for trading			$3,962

Warrants:	Expiry	Number of	Strike	Closing	Fair
Issuer	Date	warrants held	Price	Share Price	Value
Ram Power, Corp	Feb 2013	3,606,250	$1.36	$0.48	$-
African Minerals Limited	Feb 2014	325,000	£6.00	£5.10	$353
African Minerals Limited	Feb 2016	625,000	£4.25	£5.10	$1,743
Total fair value of warrants held for trading					$2,096

Total fair value of investments and securities held for trading					$46,207

Loans receivable

As at June 30, 2011, the Company’s loans receivable were $84.3 million, a decrease of $7.9 million or 8.6% from December 31, 2010. The loans as at June 30, 2011 consisted of four resource loans with an aggregate net carrying value of $57.0 million, an increase of three loans or $52.7 million from December 31, 2010, and two real estate loans with an aggregate carrying value of $27.4 million, a decrease of 12 loans or $59.1 million from December 31, 2010. The carrying value of a loan comprises the principal outstanding plus any unpaid interest earned at the stated loan rate, less any structuring or commitment fees that are deferred and recognized as interest income over the life of the loan through the effective interest rate on the loan. Loan carrying value is presented net of any loan loss provisions recorded.

The following table summarizes the components of the carrying value of the Company’s loans receivable:

Table 6 - Loan Portfolio
($ thousands)
	June 30, 2011		December 31, 2010
Principal outstanding	$	%	$	%

Resource loans
Metals and mining	51,913	56	5,000	4
Energy	9,645	10
Total resource loan principal	61,558	66	5,000	4

Real estate loans
Land under development	22,554	24	51,877	44
Real estate - commercial	-	-	33,934	29
Construction	8,667	10	27,673	23
Total real estate loan principal	31,221	34	113,484	100
Total principal outstanding	92,779	100	118,484	100
Accrued interest and deferred fees, net	1,031		5,859
Loan loss provisions – real estate loans	(9,502)		(32,142)
Carrying value of loans receivable	84,308		92,203

The following table summarizes the quarterly activity in the Company’s loan principal:

Table 7 - Loan Principal Continuity
($ thousands)
	Three Months Ended		Six Months Ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
Principal balance, beginning of period	117,504	386,178	118,484	387,587
Loans funded, net of syndicate portions	18,760	7,731	58,661	18,747
Loans repaid or sold, net of syndicate portions	(43,485)	(25,200)	(81,415)	(37,625)
Reclassified as foreclosed properties held for sale	-	-	(2,951)	-
Principal balance, end of period	92,779	368,709	92,779	368,709

Loans funded during the three month periods ended June 30, 2011 and 2010 include both cash advances and interest and fees that are capitalized to principal. During the three month period ended June 30, 2011, the Company funded $17.8 million in resource loan principal and $1.0 million in real estate loan principal. For the same period ended June 30, 2010, all funding was for real estate loan principal. Loan principal repaid or sold for the three month period ended June 30, 2011 and 2010 includes both cash proceeds on the full or partial repayment of loans, and any write-downs or losses on disposal. In both periods, all loans repaid and sold amounts related entirely to real estate loans. Similarly, all loans reclassified as foreclosed properties held for sale related entirely to real estate loans.

The Company expects to continue monetizing its remaining real estate loans, and loan fundings will continue to increase as the Company develops its portfolio of resource-based loans.

As at June 30, 2011, the loan portfolio was composed of 100% senior priority security charges:

Table 8 - Priority of Principal Security Charges
($ thousands)
	June 30, 2011		December 31, 2010
Principal outstanding	$	%	$	%

Resource loans
Senior priority	61,558	66	5,000	4
Total resource loan principal	61,558	66	5,000	4
Real estate loans
Senior priority	31,221	34	111,345	94
Second priority	-	-	2,139	2
Total real estate loan principal	31,221	34	113,484	96
Total principal outstanding	92,779	100	118,484	100

The following table divides the Company’s loan portfolio by the geographic location of the underlying security:

Table 9 - Geographic Location of Loan Principal
($ thousands)
	June 30, 2011		December 31, 2010
Principal outstanding	$	%	$	%

Resource loans
West Africa	24,113	26	-	-
North America	27,445	30	-	-
South America	10,000	11	5,000	4
Total resource loan principal	61,558	66	5,000	4

Real estate loans
British Columbia	-	-	31,851	27
Prairies	31,221	34	80,163	68
Ontario	-	-	1,470	1
Total real estate loan principal	31,221	34	113,484	96
Total principal outstanding	92,779	100	118,484	100

Credit quality and impaired loans

To determine whether or not a loan is impaired, management looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears by 90 days or more, the loan is declared to be impaired. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 90 days in arrears, the loan is declared to be impaired.

All impaired loans are individually assessed to determine whether the value of the collateral securing the loan is less than the carrying value of the loan. The value of collateral security is estimated by management using independent appraisals and other market information. Appraisals used to determine collateral security values are acquired from independent, recognized appraisal firms. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult.

The Company computes the discounted present value of estimated net proceeds on disposal using the interest rate inherent in the loan contract. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a loan loss expense. The extent of estimates and judgment applied in determining a loan’s impaired value leads to significant measurement uncertainty, and the ultimate value realized from such security may be materially different than that estimated by management. Additionally, monetizing certain impaired loans or their underlying security may not occur on a timely basis, given the nature of the security or its location.

i) Real Estate Loans and Foreclosed Properties

All impaired loans held by the Company as at June 30, 2011 were real estate loans, which had a combined carrying value of $27.4 million. Loan loss provisions totaling $9.5 million were included in this combined carrying value. As part of its security on remaining real estate loans, the Company has corporate and/or personal guarantees from borrowers in addition to the properties securing the mortgages. Management reviews the Company’s loan portfolio on a regular basis to estimate the value of the underlying security and, if credit conditions have adversely impacted the carrying value of the loan, suitable remedial action is taken.

As at June 30, 2011, the Company’s loan loss provision decreased to $9.5 million from $32.1 million as at December 31, 2010. The decrease of $22.6 million resulted from $2.3 million in new loan losses, net of recoveries, during 2011, which were more than offset by $24.9 million in loan losses written-off on sale or discharge.

As the Company monetizes its impaired loans, it may foreclose on the security underlying a loan in order to affect its sale. Included in foreclosures are not just properties for which legal title has been obtained, but also properties for which the relevant court has awarded the Company with the right to obtain title or the right to enforce sale of the underlying security without taking title. Once the security has been classified as a foreclosed property, the Company no longer recognizes the related loan receivable.

As at June 30, 2011, the Company had four foreclosed properties with a combined carrying value of $30.8 million. As at December 31, 2010, the Company had three foreclosed properties with a carrying value of $29.8 million.

As the loan remediation process continues, additional information from the listing of properties for sale, the results of sale negotiations and comparable sales data may be identified, and loan loss provisions will be updated accordingly.

The following table summarizes the status of the Company’s real estate loan and foreclosed property portfolio as at June 30, 2011.

Table 10 – Summary of Impaired Loans and Foreclosed Properties – Real Estate
($ millions)
		Carrying
		Value
Geographic Area	Property description and status of monetization	June 30, 2011
Impaired Loans:
Calgary region, Alberta	Land under development; recent conditional offer failed to close	23.8

Northern Alberta	Residential construction; remaining units are substantially built and over 90% of units sold or under purchase and sale contracts	3.5
Total Carrying Value of Impaired Loans		$27.4

Foreclosed Properties:
Okanagan region, British Columbia	Land held for development; purchase offers to date have not been acceptable	$7.8
Okanagan region, British Columbia	Land held for development; purchase offers to date have not been acceptable	3.3
Squamish, British Columbia	Land held for development; recent conditional offer failed to close	18.7
Northern Alberta	Land held for development; recent conditional offer failed to close	1.0
Total Carrying Value of Foreclosed Properties		$30.8

The following table summarizes the quarterly changes in the carrying values and numbers of impaired loans since April 1, 2010:

Table 11 – Impaired Loan Continuity – Real Estate
($ millions)
	Second		First		Fourth		Third		Second
	Qtr 2011		Qtr 2011		Qtr 2010		Qtr 2010		Qtr 2010
	$	#	$	#	$	#	$	#	$	#
Opening impaired loans, excluding loan loss provision	78.0	7	120.0	14	187.8	17	164.9	14	171.9	16
New impaired loans	-	-	-	-	5.5	2	20.2	3	-	-
Impaired loans sold or cured	(38.0)	5	(35.7)	(6)	(16.3)	(2)	-	-	(7.0)	(2)
Loans foreclosed	-	-	(3.1)	(1)	(56.8)	(3)			-	-
(Repayments) advances on impaired loans	(3.1)	-	(3.2)		(0.2)		2.7		-
Ending impaired loans	36.9	2	78.0	7	120.0	14	187.8	17	164.9	14
Loan loss provision	(9.5)		(19.1)		(32.1)		(64.0)		(41.6)
Net carrying value of impaired loans	27.4	2	58.9	7	87.9	14	123.8	17	123.3	14

Resource Loans

Management reviews the Company’s resource loan portfolio on a regular basis to determine if an impairment has occurred. In addition to monitoring contractual terms, including payment default, management will, among other things, during the term of the loan, conduct site visits, carry out discussions with borrower management and third parties, and monitor changes in the quoted value of the borrower’s common shares.

As a proxy for the credit quality of the Company’s resource loan portfolio, the following table summarizes the loan to value (“LTV”) ratios of the Company’s performing resource loan principal outstanding, by maturity date, as at June 30, 2011:

Table 12 - LTV of Principal Outstanding for Performing Resource Loans, by Maturity[1]
($ millions)
			Weighted					Weighted
	Number	Total	Avg	0 - 24%	25 - 49%	50 - 74%	75 - 100%	Average
	of Loans	Principal	Coupon	LTV	LTV	LTV	LTV	LTV
Principal due within 1 month	-	-	-	-	-	-	-	-
Principal due 1 - 6 months	-	-	-	-	-	-	-	-
Principal due 7 - 12 months	-	-	-	-	-	-	-	-
Principal due 13 - 24 months	4	61.6	11.6%	61.6	-	-	-	19%
Principal due greater than 24 months	-	-	-	-	-	-	-	-
	4	61.6	11.6%	61.6	-	-	-	19%

[1]

Loan to value is calculated as loan principal, including commitments for future funding, divided by the market capitalization of the borrowers. Market capitalization is calculated using the most recent publicly disclosed share numbers and price data available. Impaired loans are excluded from this summary. As at June 30, 2011, only resource loans are included.

Deferred income tax assets

As at June 30, 2011, the Company had $29.6 million of non-capital tax losses available to reduce future taxable income compared with the $56.1 million that was available as at December 31, 2010 and additionally, should the Company monetize its foreclosed properties held for sale at their current carrying value, the Company would realize additional non-capital losses of $25.9 million. The Company has recognized deferred income tax assets based on the likely utilization of these tax losses and other deductions against future taxable income. However, until the Company demonstrates consistent earnings as a resource lender an allowance of $25.6 million has been taken against all deferred income tax assets, resulting in a net deferred income tax asset of $nil. As at December 31, 2010, the Company provided an allowance of $25.3 million, and reported a net deferred income tax asset of $nil.

The Company also recognized a deferred income tax liability of $0.2 million as at June 30, 2011 that related to its former U.S. based subsidiary. This amount was $0.3 million as at December 31, 2010.

Other assets

As at June 30, 2011, other assets increased by $0.7 million compared to December 31, 2010, primarily owing to $0.4 million in proceeds to be collected on a loan sold in the first quarter of 2011. In addition to these proceeds, other assets as at June 30, 2011 included $0.8 million in accounts receivable, prepaid expenses and deposits, $0.2 million in premises, equipment and intangible assets, and $0.3 million in income tax receivables.

Liabilities

Total liabilities of $3.3 million as at June 30, 2011 were $1.4 million less than $4.7 million as at December 31, 2010. The decrease primarily resulted from the payment of real estate loan remediation bonuses, legal and audit fees and employee severance.

Shareholders’ equity

SRLC’s shareholders' equity as at June 30, 2011 was $0.5 million higher than at December 31, 2010 owing to an increase in common shares of $0.6 million due to the exercise of employee stock options as well as an increase of $1.0 million in stock-based compensation being amortized to contributed surplus. These movements were offset by a net loss for the period of $0.9 million.

Further information on the Company’s capital resources is discussed in the “Liquidity and liquidity risk” section herein.

Contractual and constructive obligations

The Company has a contractual obligation for leased office space in Vancouver and Toronto as well as a long-term software maintenance agreement. As at June 30, 2011, $1.1 million was due to be paid under these commitments between 2011 and 2013.

Additionally, the Company was, subject to conditions precedent, contractually committed to funding $20.0 million in resource loans and was constructively committed to funding another $0.8 million in real estate loan advances, subject to the borrowers meeting certain conditions. Although not contractually required, the Company expects to fund these real estate advances in order to protect the security of assets underlying the loans receivable. These advances are expected in the third quarter of 2011 although their exact timing is unknown.

The following table summarizes these obligations outstanding as at June 30, 2011:

Table 13 – Contractual Obligations
($ thousands)
	Obligations Due by Year
Contractual Obligation	Total	2011	2012	2013	2014	2015
Office lease and other	1,145	352	704	89	-	-
Employment contracts for	498	210	288	-	-	-
resource lending advisory services
Loan commitments	19,774	19,774	-	-	-	-
Total	21,417	20,336	992	89	-	-

MATERIAL CONTRACTS

On September 7, 2010, the Company entered into a Management Services Agreement (the “MSA”) and Partnership Agreement (the “PA”) with Sprott LP. These agreements are available on SEDAR and certain of their terms are summarized below.

Management Services Agreement

The MSA appoints Sprott LP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing Board of Director’s (“Board”) decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, Sprott LP provides the Company with four executives: a director (currently John Embry); a director, also serving as the Company’s President and Chief Executive Officer (currently Peter Grosskopf); the Chief Financial Officer (currently Jim Grosdanis); and the Chief Operating Officer (currently Narinder Nagra).

The MSA became effective on September 7, 2010 and shall continue in force until September 7, 2013, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The MSA has certain early termination and change of control provisions.

In consideration for the services provided by Sprott LP to the Company, pursuant to the MSA, the Company pays Sprott LP an annual service fee equal to $0.1 million per annum for the services outlined in the agreement, and all other services requested by the Board from Sprott LP that are outside the MSA shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company also pays all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

The Company’s resource lending activities are conducted through Sprott Resource Lending Partnership (the “Partnership”). The PA between the Company (and a wholly-owned subsidiary), as ordinary partners, and Sprott LP, as managing partner, was entered into on September 7, 2010.

Pursuant to the terms of the PA, the Company holds all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

Sprott LP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity and assets, and administer the day-to-day operations of the Partnership. Sprott LP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

Sprott LP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Credit Committee of the Partnership, the Board of the Company, and certain limits on authority established from time to time by the Board of the Company.

Sprott LP is entitled to receive, on an annual basis, the lower of i) an annual profit distribution of 2% of the average annual net asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) and ii) the net profits of the Partnership for the year. In addition, Sprott LP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 3-year bond yield or similar index, capped at 6%, multiplied by the net asset value of the Partnership for the year. Prior to June 1, 2011, this hurdle was equal to the average of a 30-year Government of Canada bond yield, or similar index yield. The Partnership shall also pay Sprott LP an amount equal to all costs actually incurred by it in the performance of its duties under the PA. With respect to the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to Sprott LP.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with consent of Sprott LP;

  the disposition of all or substantially all of the assets of the Partnership;

  the date on which one Partner holds all voting and non-voting units of the Partnership; or

  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS

Table 14 - Summary of Quarterly Results
($ thousands, except per share amounts)

	Second	First	Fourth	Third	Second	First	Fourth	Third
	Qtr 2011	Qtr 2011	Qtr 2010	Qtr 2010	Qtr 2010	Qtr 2010	Qtr 2009 (1)	Qtr 2009 (1)

Interest income	3,651	3,972	4,261	5,169	7,767	7,133	4,165	5,222

Other (loss) income	932	775	87	(523)	(36)	(56)	16	124

Loan loss expense, net of recoveries	(1,301)	(989)	(2,898)	(22,413)	(5,923)	(3,173)	(14,987)	(8,081)

(Loss) income before taxes	696	(1,694)	(1,564)	(23,390)	(756)	1,369	(17,113)	(7,177)

Net (loss) income	681	(1,652)	(18,297)	(17.645)	(612)	1,164	(13,576)	(5,160)

(Loss) earnings per share - basic and diluted	0.00	(0.01)	(0.13)	(0.12)	0.00	0.01	(0.09)	(0.03)

Total Assets	251,113	249,868	251,993	270,014	262,339	275,998	298,400	357,404

Total Liabilities	3,284	3,656	4,670	4,243	2,968	2,598	24,493	69,842

(1) Reported under GAAP

Additional loan losses recorded during the first and second quarters of 2011 reflect updated management assessments and appraisals on the value of security underlying loans receivable and changes in the estimated timing of loan monetization. Primarily, however, these loan losses were recorded against the interest income recorded on impaired loans, pursuant to an accounting guideline under IFRS.

Interest income has trended downwards since the second quarter of 2010 due to an increase in the proportion of impaired loans, of which interest is recorded on the net carrying amount as opposed to the principal loan value. Management expects that interest income will increase during the remainder of 2011 as the Company grows its resource loan portfolio, but that it will be flat in the first three quarters as all remaining real estate loans are impaired.

Total assets have trended downwards since the third quarter of 2009 as a result of loan losses recorded throughout 2009 and 2010 and a valuation allowance taken against future income tax assets in the fourth quarter of 2010. Additionally, the Company repaid significant liabilities outstanding during 2009 and 2010: preferred shares, classified as liabilities, were redeemed during the fourth quarter of 2009; and non-recourse loan syndications were repaid in the first quarter of 2010. The settlement of these liabilities not only contributed to the declining trend in total assets, but also in total liabilities throughout 2009 and the first quarter of 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies and use of estimates are described in Note 3 of its Interim Financial Statements. Management considers the following items to be the most critical in understanding the judgments and estimates that are involved in the preparation of the Company’s Interim Financial Statements, and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Warrant valuation

Warrants held by the Company are not publicly traded and fair value is determined using the Black-Scholes option pricing model. Each whole warrant is exercisable for one common share of the relevant issuer at its stated exercise price.

To arrive at the fair value of the warrants as at June 30, 2011, the Black-Scholes pricing model was populated using the following assumptions:

Ram Power, Corp. – 3,606,250, 2 year share purchase warrants
Strike price	$1.36 CAD
Expected remaining life in years	1.67
Expected volatility	30%

African Minerals Limited – 325,000, 3 year share purchase warrants
Strike price	6.00 GBP
Expected remaining life in years	2.62
Expected volatility	30%

African Minerals Limited – 625,000, 5 year share purchase warrants
Strike price	4.25 GBP
Expected remaining life in years	4.62
Expected volatility	30%

Loan loss provisions

Loans receivable are stated net of loan loss provisions, where required, on impaired loans. Such provisions reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the section entitled “Credit quality and impaired loans,” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to an existing provision.

On at least a quarterly basis, the Company’s Credit Committee reviews its loan portfolio and loan loss provisions, as determined by management, on a loan-by-loan basis. In determining the loan loss provisions, the Company considers the following:

  the nature and quality of collateral and, if applicable, any guarantee;

  the secondary market value of the loan and the related collateral;

  the overall financial strength of the borrower;

  the length of time that the loan has been in arrears; and

  the borrower’s plan, if any, with respect to restructuring the loan.

Deferred tax assets and liabilities

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred taxes of a change in tax rates will be recognized in net (loss) income in the period that includes the date of substantive enactment. Deferred income tax assets are recognized to the extent their realization is more likely than not and are adjusted by a valuation allowance when expected realization of deferred income tax assets does not meet the more likely than not realization test. In determining whether deferred income tax assets meet the more likely than not realization test, the Company requires evidence that objectively supports expectations for future taxable income, with considerable weighting given to recent historical earnings trends. Given cumulative net losses have incurred during recent years, a significant piece of negative evidence is present which is difficult to overcome in concluding that deferred income tax assets are recoverable.

The Company has recognized a deferred tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date for IFRS to replace GAAP for publicly accountable enterprises. The Interim Financial Statements for the three and six months ended June 30, 2011 have been prepared using IFRS. These financial statements are prepared using the same accounting policies that the Company expects to apply in its first annual IFRS consolidated financial statements for the year ending December 31, 2011.

Further information regarding the financial impact of the Company's transition from GAAP to IFRS is available in note 5 to the unaudited consolidated financial statements for the three and six months ended June 30, 2011.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 20 to the Interim Financial Statements. Significant related party transactions during the six months ended June 30, 2011 include the following:

  In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and to assist in real estate loan monetization. Prior to September 2010, the two directors were executives of the Company. These agreements expire in September 2012, and pursuant to these agreements, the Company recorded $0.2 million in related salaries expense during the six months ended June 30, 2011 (June 30, 2010 - $nil).

  During the six months ended June 30, 2011, the Company paid $2.5 million in loan monetization bonuses to certain employees and directors of the Company (June 30, 2010 - $nil) and $0.5 million in severance payments to employees (June 30, 2010-$nil). As at June 30, 2011, $0.1 million in loan monetization bonuses were outstanding and included in accounts payable and accrued liabilities (June 30, 2010 - $0.7 million). There were no amounts outstanding for severance due to employees (June 30, 2010 - $0.7 million).

  During the six months ended June 30, 2011, the Company recorded a $1.3 million (June 30, 2010 - $nil) management services expense, net of related salaries expense, incurred with Sprott LP for their administration of the Partnership discussed in Note 1 to the Interim Financial Statements. The related amount included in accounts payable and accrued liabilities as at June 30, 2011 was $0.7 million (June 30, 2010 - $nil).

  In February 2011, the Company established a joint venture with Dundee Resources Limited, a wholly owned subsidiary of Dundee Corp., and related by virtue of having one of its key officers on the Company’s Board. The joint venture, SD Holding (Sierra Leone) Partnership, was established to facilitate the administration of a loan facility. As at June 30, 2011, $0.3 million relating to arrangement fees earned on the facility are included in the Company’s accounts receivable balance and $0.1 million of related amounts are included in accounts payable and accrued liabilities.

  In June 2011, the Company deposited funds into an investment portfolio set up and managed by Sprott Asset Management LP, a wholly owned subsidiary of Sprott Inc., a related company by virtue of having certain key management personnel in common. In connection with the investment advisory services provided by Sprott Asset Management LP, the Company is required to pay a monthly management fee equal to 1/12th of 0.25% of the net asset value of the portfolio’s investments.

The Company utilizes a majority independent Credit Committee of the Board when granting credit facilities in excess of $10.0 million or credit facilities to borrower’s which may be seen to be a related party. Approval by the Board, itself, is required for any credit facility in excess of $20.0 million. A related party for this purpose is defined as a borrower in respect of which the Company can or should be able to reasonably determine that any of the Company’s directors, officers, or significant shareholders of the Company, singly or as a group, controls or owns more than 10% of the borrower’s voting shares or otherwise has a material interest in the borrower or an affiliate of the borrower or as otherwise provided under applicable law. As at June 30, 2011, to the best of its knowledge, the Company had not provided any credit facilities to a related party as defined herein.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at August 11th, 2011, the Company had the following common shares and stock options outstanding:

Common shares	155,258,758
Stock options	8,671,000
Common shares on full dilution of stock options	163,929,758

As at August 11, 2011, there were 3,861,000 “in the money” stock options outstanding, of which 2,235,962 have vested.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Company’s Annual Information Form filed on SEDAR.

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lenders, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

  emphasis on first priority secured financings;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan professionals;

  a review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

  continuous written status updates provided on the business plans and, if applicable, progress thereon;

  the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

  a legal review which is performed to ensure that all due diligence requirements are met prior to funding.

The Company is currently also focused on real estate loan remediation and the collection of real estate loans. The Company is committed to several processes to ensure that the Company will effectively and productively achieve these goals. These include:

  strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, requests for principal reductions, protective disbursements and foreclosure proceedings;

  frequent physical inspection of the properties;

  engaging new legal counsel, realtors, and other professionals;

  frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

  regular management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10 million and $20 million and any related party loans greater than $500 thousand. Any loan exposure for amounts greater than $20 million must be approved by the Board. Except for related party loans greater than $500 thousand, the Board has delegated approval authority for all loan exposures less than $10 million to an approval committee comprising members of senior management. In addition, at origination, the Company does not allow any one loan exposure to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.

The Company’s maximum exposure to credit risk on the interim consolidated balance sheet is the carrying value of its loans and receivables. As at June 30, 2011, the largest loan in the Company’s loan portfolio was a real estate loan with a carrying value of $23.8 million (28.3% of the Company’s loans receivable) and it is considered impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents, investments and securities held for trading, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at June 30, 2011, the Company had future loan commitments to borrowers of up to $20 million.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporate assumptions related to the likely timing of loan repayments and property sales.

Market risk

Market risk is the impact on earnings of changes in financial market variables such as interest rates, foreign exchange rates and commodity prices which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below.

With respect to the Company’s current investment in common shares, a 10 percent increase or decrease in market interest rates would result in an increase or decrease of approximately $396 in the fair value of the investments.

With respect to the Company’s current investments in warrants, a 10 percent increase or decrease in the volatility assumption would result in an increase of approximately $491 and a decrease of $485 in the fair value of the warrants held.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and/or upfront commitment fees.

As at June 30, 2011, the Company had four fixed-rate resource loans and two fixed-rate real estate loans with an aggregate principal of $92.8 million.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities. The Company may, from time to time, enter into certain resource loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan (“Precious Metal Loans”) and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk. The Company does not currently have any precious metal loans.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar. This may give rise to certain levels of foreign exchange rate risk. In these circumstances, the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. Precious Metal Loans are generally denominated in US dollars and would be subject to foreign exchange rate risk and commodity price risk.

The following summarizes the Company’s significant financial assets and liabilities by currency:

	All amounts in thousands of Canadian
June 30, 2011	dollars
	CAD	US	GBP	Other	Total
Cash and cash equivalents	84,621	2,876	-	-	87,497
Investments and securities held for trading	43,002	-	3,205	-	46,207
Loans receivable	54,078	30,230	-	-	84,308
Foreclosed assets	30,797	-	-	-	30,797
All other assets	1,598	706	-	-	2,304
Total assets	214,096	33,812	3,205	-	251,113

Total liabilities	3,406	238	-	-	3,284
Total financial assets and liabilities	3,046	238	-	-	3,284

Other risks

In providing resource loans, the Company may be exposed to other risks such as environmental and governmental risks. Environmental risks can arise when the borrower fails to meet applicable environmental laws and regulations or the environmental laws or regulations are revised. This can result in the borrower’s licenses being revoked or suspended and thereby reducing the value of the underlying security of the loan or the borrower’s ability to repay its indebtedness.

The Company may enter into lending agreements with resource companies operating in various international locations. Any changes in regulations in these foreign jurisdictions are beyond the Company’s control and could potentially adversely affect the borrower’s ability to repay its indebtedness with the Company. Changes in governments or policies could adversely affect the Company or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers or a government may change the tax regime diminishing the value or marketability of the security.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Board, through the Audit Committee, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

The Company assesses, annually, its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses, annually, its controls over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the three months ended June 30, 2011 that have materially affected, or are likely to affect the Company’s internal controls over financial reporting.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.